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                                                            DORSEY & WHITNEY LLP

                                                                 RANDAL R. JONES
                                                                  (206) 903-8814
                                                              FAX (206) 903-8820
                                                         JONES.RANDAL@DORSEY.COM


November 19, 2004


Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
450 5th Street
Washington, D.C. 20549

         Re:      Chemokine Therapeutics Corp.
                  Amendment No. One to Form SB-2 Registration Statement File No. 333-117858

Dear Mr. Riedler:

         We are acting as special U.S. counsel to Canaccord Capital Corporation ("Canaccord"), one of the agents (collectively, the "Agents") in the initial public offering (the "IPO") of common shares (the "IPO Shares") of Chemokine Therapeutics Corp. (the "Company") in Canada, for which a preliminary prospectus (the "Canadian Preliminary Prospectus") has been filed in Canada and for which a Form SB-2 registration statement (the "Registration Statement") has been filed with the Securities and Exchange Commission (the "SEC"). We have reviewed your comment letter dated November 10, 2004 with respect to Amendment No. One to the Registration Statement. We have also participated in a conference call with you, the Company's U.S. counsel and Canaccord's Canadian counsel on November 16, 2004.

         As you have requested, we are supplementally providing you with additional information regarding the practice in Canada of granting over-allotment options in connection with best efforts offerings, and setting forth our analysis regarding the application of Regulation M to stabilizing activities that may be undertaken by the Agents in Canada in connection with the IPO.

         CANADIAN PRACTICE REGARDING OVER-ALLOTMENT OPTIONS

         It is a common practice in connection with public offerings in Canada for the issuer to grant an over-allotment option to the underwriters or agents undertaking the Canadian public offering, even where the offering is undertaken on a best-efforts basis. The Canadian Preliminary Prospectus discloses the terms and conditions of the over-allotment option and has been filed with the securities regulators in each of the Provinces of Canada. The Company will therefore only grant the over-allotment option to the Agents if the regulators in each of the Provinces of Canada permits it to do so.


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Jeffrey P. Riedler
November 19, 2004
Page 2


         APPLICATION OF REGULATION M TO THE IPO

         No U.S. Distribution

         The Agents may distribute the IPO Shares exclusively in the Provinces of Canada, with the Registration Statement being used solely to eliminate the resale restrictions that would otherwise apply to the IPO Shares (securities of a "domestic issuer"), if they were sold pursuant to Regulation S.

         In Staff Legal Bulletin No. 9, "Frequently Asked Questions About Regulation M", as last revised on April 12, 2002, under the subheading "Foreign Distributions", the SEC's staff answered the following question:

                  "Q: In an entirely foreign distribution of a security that has no market in the United States, but whose reference security does have a market in the United States, is the foreign distribution subject to Regulation M?

                  A: No, however, the general anti-fraud and anti-manipulation provisions of the federal securities laws apply to any transactions effected in the United States."

         There is no market in the United States for the Company's common shares. Therefore, if the Agents conduct the distribution of the IPO Shares exclusively in Canada and elsewhere outside the United States, this foreign distribution and any stabilizing that may occur outside the United States in connection with the distribution would not be subject to Regulation M.

         U.S. Distribution With No U.S. Stabilizing Activities

         Alternatively, the Agents may distribute some of the IPO Shares in the United States, and engage in certain non-U.S. stabilizing activities in compliance with the exemption provided by Rule 104(g) of Regulation M.

         Rule 104(g) of Regulation M provides an exemption for stabilizing to facilitate an offering of a security in the United States if all of the following conditions are satisfied:

         (i)      No stabilizing is made in the United States;

         (ii) Stabilizing outside the United States is made in a jurisdiction with statutory or regulatory provisions governing stabilizing that are comparable to the provisions of Rule 104; and

         (iii) No stabilizing is made at a price above the offering price in the United States, except as permitted by Rule 104(f)(5).

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Jeffrey P. Riedler
November 19, 2004
Page 3


         If the Agents distribute any of the IPO Shares in the United States, then the Agents could engage in stabilizing activities in connection with the IPO only outside the United States, on the Canadian stock exchange on which the Company's common shares are then listed (expected to be the Toronto Stock Exchange), at or below the offering price of the IPO Shares in the United States (except as permitted by Rule 104(f)(5)), and in compliance with applicable Canadian statutory and regulatory provisions governing stabilizing. We would be pleased to provide you with any additional information you would need in order to make a determination that the Canadian statutory and regulatory provisions governing stabilizing are "comparable" to Regulation M.



                                                     Sincerely,

                                                     DORSEY & WHITNEY LLP


                                                     /s/ Randal R. Jones


                                                     Randal R. Jones



cc:      Peter McArthur, Miller Thomson LLP
         Russell Frandsen, Squire, Sanders & Dempsey L.L.P.